

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

January 15, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Edward R. Carroll
Chief Financial Officer
Greenshift Corporation
One Penn Plaza; Suite 1612
New York, NY 10119

      **RE: Form 10-KSB for the fiscal year ended December 31, 2007
              Form 10-Q for the period ended September 30, 2008
              File No. 000-50469**

Dear Mr. Carroll:

     We issued comments to you on the above captioned filings on November 25, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by January 30, 2009 addressing these outstanding comments.

     If you do not respond to the outstanding comments by January 30, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

     If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant, at (202) 551-3692.

                               Sincerely,

                               Rufus Decker
                               Accounting Branch Chief